Exhibit 99.1

PowerBank Announces Launch of the First Satellite in the “Orbital Cloud” Project with Smartlink AI

Rocket launch occurred on December 10, 2025

Upcoming milestone includes expansion to 5–8 orbital nodes integrating compute and connectivity

Toronto, Ontario, December 11, 2025 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), today congratulates Smartlink AI (“Orbit AI”) on the successful launch of the DeStarlink Genesis-1 satellite.

Rocket launch of DeStarlink Genesis-1 satellite, on December 10, 2025. Source: PowerBank Corporation.

This inaugural satellite marks Orbit AI’s first step toward building its Orbital Cloud network — an architecture where AI compute, connectivity and blockchain-verified processing occur directly in low-Earth orbit.

Orbit AI is developing DeStarlink, the first decentralized low-Earth-orbit network for global connectivity, and DeStarAI, a suite of orbital AI data centers powered by solar arrays and naturally cooled in space. Together, these systems form the Orbital Cloud, a unified infrastructure layer designed to enable sovereign, censorship-resistant connectivity and in-orbit compute services.

DeStarlink Genesis-1 satellite, pictured November 10, 2025. Source: PowerBank Corporation.

By 2032 projected size of Global Satellite Market is USD$615B1. Additional opportunities span orbital infrastructure, in-orbit data centers, and satellite data services, representing a combined market potential of USD$115.64B over the next decade2-4.

A core differentiator of the Orbital Cloud is its solar-powered execution layer. Satellites are equipped with lightweight, space-grade solar panels that harvest continuous sunlight during orbit, intended to enable round-the-clock AI inference, blockchain node operation, and on-board data processing. PowerBank’s future contributions will focus on supporting advanced solar modules, adaptive energy management systems, and thermal control solutions—components essential to powering the next generation of larger, higher-compute satellites in the constellation.

“Today marks a transformative moment in the evolution of space-based infrastructure,” said Dr. Richard Lu, CEO of PowerBank. “The successful launch of DeStarlink Genesis-1 validates our vision of supporting solar-powered solutions for the digital economy. This demonstrates how clean energy and advanced computing can converge to build resilient, globally accessible infrastructure beyond terrestrial constraints. PowerBank is proud to collaborate with Orbit AI in pioneering this new frontier where our solar energy expertise can help power the next generation of orbital computing and connectivity.”

Through its collaboration with Orbit AI, PowerBank intends to contribute advanced solar energy systems and adaptive thermal control solutions, reflecting its broader shift toward digital asset, data center, and Real World Asset infrastructure, where solar power supports digital infrastructure deployments and high-growth AI markets. PowerBank’s contribution focuses on solar power and adaptive thermal technologies essential to future satellite’s “Execution Layer.”

Orbit AI plans to expand its constellation beginning in 2026, with larger-scale deployments anticipated through 2028–2030. PowerBank expects to continue as a key partner in these developments.

Key Milestones

●	Q4 2025: Launch of Genesis-1 with Ethereum wallet, blockchain node, and initial AI inference payload.

●	2026: Expansion to 5–8 orbital nodes integrating compute and connectivity.

●	2027–2028: Full constellation rollout and commercialization of Orbital Cloud services.

●	2028–2030: Autonomous network governance; large-scale orbital compute and communication operations.

PowerBank’s collaboration with Orbit AI on the Orbital Cloud initiative reflects the Company’s strategic expansion into high-growth digital infrastructure markets. The successful launch of Genesis-1 marks the first step in a multi-year roadmap of Orbit AI to establish a fully operational constellation of solar-powered, AI-enabled satellites that will redefine global connectivity and digital sovereignty from low-Earth orbit. At this time PowerBank elected not to make any additional investment in Orbit AI.

About PowerBank

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

About Orbit AI

Orbit AI is a Singapore based pioneer in Aerospace. Cooperating with supply chain from China and US, the company is building a decentralized low-Earth orbit satellite network (DeStarlink) combined with orbital AI compute/data-center infrastructure (DeStarAI). The company plans blockchain verified nodes in space, solar-powered compute payloads and a mesh network architecture to deliver global connectivity and digital-sovereignty services. To learn more about Orbit AI please visit https://orbitAI.global or follow http://x.com/OrbitAI_OAI

Notes

[1]: https://www.alliedmarketresearch.com/press-release/satellite-market.html?

[2]: https://www.thebusinessresearchcompany.com/report/orbital-infrastructure-global-market-report?

[3]: https://www.globenewswire.com/news-release/2025/04/08/3057428/28124/en/In-Orbit-Data-Centers-Market-Report-2025-Key-Players-like-NVIDIA-IBM-HPE-and-NASA-are-Pioneering-Scalable-Radiation-hardened-Computing-in-LEO.html?

[4]: https://www.precedenceresearch.com/satellite-data-services-market?

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; the details of the collaboration with Orbit AI and its expected benefits; the Company’s contributions towards the collaboration with Orbit AI; the timelines for Orbit AI’s operations the Company’s growth strategies, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: the Company is able to raise sufficient financing to complete the announced investment into Orbit AI; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company fails to raise sufficient financing to complete the announced investment into Orbit AI; Orbit AI is unable to raise sufficient financing to complete its launch of satellites on the timelines proposed or at all; technical risks associated with Orbit AI’s planned operations; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation